U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON. D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


18004865

Inf... Pur... Exc... ers ...reunder

SEC FILE NO.
8-46134

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BB&T Investment Services, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

200 South College Street, 11th Floor
(No. and Street)

Charlotte	North Carolina	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall B. Saufley, Chief Financial Officer — 804-649-3965
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers, LLP

800 Green Valley Road, Suite 500	Greensboro	North Carolina	27408
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB&T Investment Services, Inc.

(A wholly owned subsidiary of Branch Banking and Trust Company)

Statement of Financial Condition

December 31, 2017

BB&T Investment Services, Inc.
(A wholly owned subsidiary of Branch Banking and Trust Company)
Index
December 31, 2017

Page(s)

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Notes to Financial Statements 3–10



Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of
BB&T Investment Services, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of BB&T Investment Services, Inc. (the "Company"), a wholly owned subsidiary of Branch Banking and Trust Company as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion

PricewaterhouseCoopers LLP

February 26, 2018

PricewaterhouseCoopers LLP, 800 Green Valley Road, Suite 500, Greensboro, NC 27408
T: (336) 665 2700, F: (336) 665 2699, www.pwc.com/us

BB&T Investment Services, Inc.
(A wholly owned subsidiary of Branch Banking and Trust Company)
Statement of Financial Condition
Year Ended December 31, 2017

Assets	
Cash	$ 1,897,803
Cash segregated under regulation	48,019
Securities owned, at fair value	15,699,489
Commissions and fee receivable	2,530,952
Receivable from affiliated clearing broker	2,098,938
Receivable from affiliate	3,632
Income tax receivable from Parent	489,059
Furniture, net	2,640
Goodwill	5,075,972
Customer intangible, net of accumulated amortization	5,209,155
Employee loans	1,546,734
Prepaid assets	830,302
Total assets	$ 35,432,695
Liabilities and Shareholder's Equity	
Deferred revenue	294,028
Compensation payable	3,455,339
Payable to Parent	317,206
Deferred tax liability, net	208,322
Accounts payable and other accrued liabilities	286,364
Total liabilities	4,561,259
Commitments and contingencies (Note 10)	
Shareholder's equity	
Common stock and additional paid in capital: no par; 10,000 shares authorized; 10,000 shares issued and outstanding	18,921,159
Retained earnings	11,950,277
Total shareholder's equity	30,871,436
Total liabilities and shareholder's equity	$ 35,432,695

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

BB&T Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Branch Banking and Trust Company (the "Parent"), which is a wholly-owned subsidiary of BB&T Corporation (the "Corporation"). The Company is incorporated in the state of North Carolina and is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company clears client transactions with an affiliated clearing broker on a fully disclosed basis. The Company provides discount brokerage services, equities, mutual funds, government, corporate and municipal bonds, managed money, and fixed and variable rate insurance annuity products to clients. The Company is also registered as an investment adviser with the Securities and Exchange Commission.

National Penn Bancshares, Inc. Acquisition by the Corporation

On April 1, 2016, the Corporation acquired all of the outstanding stock of National Penn ("NP"), a financial holding company organized under the laws of the Commonwealth of Pennsylvania. NP conducted its business operations primarily through its commercial bank subsidiary, National Penn Bank, which was merged into the Parent. NP also operated other subsidiaries in Pennsylvania, New Jersey and Maryland to provide a wide range of retail and commercial banking and financial products and services. NP operated a business unit within National Penn Bank that sold investment products through investment counselors that were licensed through an unaffiliated broker-dealer under a contract between the unaffiliated broker-dealer and National Penn Bank. The Parent was the successor to the contract with the unaffiliated broker-dealer. The contract with the unaffiliated broker-dealer was terminated effective July 13, 2016, on which date the client relationships under the National Penn Bank contract were moved by the Parent, as successor to National Penn Bank, to the Company.

The acquisition of NP constituted a business combination. Assets and liabilities acquired by the Parent as part of the NP acquisition by the Corporation were recorded at fair value. The contribution by the Parent of the investment client relationships into the Company constituted a transaction between entities under common control, where the Company recorded the assets and liabilities related to that investment business and the customer relationships under the National Penn Bank investment contract at the Parent's historical cost.

The determination of fair value requires management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature and subject to change. These fair value estimates are considered preliminary and are subject to change for up to one year after the closing date of the acquisition as additional information becomes available. Adjustments to the value by the Corporation of the goodwill related to the National Penn acquisition were allocated by the Parent to the Company during the year ended December 31, 2017 as itemized in Note 6. The adjustment was not deemed material to the financial statements. Intangible assets recognized are not deductible for income tax purposes.

2. Summary of Significant Accounting Policies

The accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by Company regulatory authorities. The following is a summary of the more significant accounting policies.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change include valuation of goodwill, intangible assets, and tax assets, liabilities and expense.

Cash
Cash represents amounts on deposit with banks that are not subject to segregation under federal regulation. Refer to Note 7 for additional information.

Cash Segregated under Regulation
Cash segregated under regulation is a special account for the exclusive benefit of customers. Refer to Note 7 for additional information.

Securities Owned
Securities owned represent investments in certain money market mutual funds. These securities are reported at fair value determined based on quoted market prices. All purchases and sales are recorded on a trade date basis.

Fair Value Measurements
Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures* ("Topic 820") provides a framework for measuring fair value which requires that an entity determine fair value based on the exit price from the principal market for the asset or liability being measured. Refer to Note 9 for additional information.

Client Securities Transactions
Clients' securities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

Commissions and Fee Receivable
Commissions received from sales of annuity products, insurance products, mutual funds, advisory fees and securities are recognized as earned. Trailer fee income is recognized as earned and represents fees pursuant to mutual fund shareholder administration and servicing distribution plans and annuity arrangements with carriers.

Deferred Revenue
Under the terms of agreements related to the sale of annuity products, the agreements provide for a redemption provision exercisable by the client over defined time periods which generally range from one to two years. Based on the redemption provision, a reserve amount is held in Deferred Revenue until the redemption period has expired. Deferred revenue is recorded and subsequently recognized into income over the redemption period. If the redemption provision is exercised by the client prior to expiration, an amount equal to the redemption is refunded by the Company. Commissions are paid to the Company's sales agents at the inception of these contracts and any redemption is deducted from future compensation of such sales agents.

Furniture
Furniture is stated at cost less accumulated depreciation. Furniture is depreciated using the straight-line method over its estimated useful life.

Income Taxes

Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from the financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision.

The Company's operating results are included in the consolidated federal income tax return of the Corporation. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company's Parent and the Corporation. The allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

Goodwill and Other Intangible Assets

Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as acquisitions. Goodwill is tested at least annually for impairment during the fourth quarter of each year and more frequently if circumstances exist that indicate a possible reduction in the fair value of the business below its carrying value.

The Company measures impairment using the present value of estimated future cash flows based upon available information. Discount rates are based upon the cost of capital specific to the industry in which the Company operates. If the carrying value of the Company exceeds its fair value, a second analysis is performed to measure the fair value of all assets and liabilities. If, based on the second analysis, it is determined that the fair value of the assets and liabilities of the Company is less than the carrying value, the Company would recognize impairment for the excess of carrying value over fair value. Other intangible assets include premiums paid for acquisitions of other identifiable intangible assets that generally relate to client relationships. Intangible assets other than goodwill, which are determined to have finite lives, are amortized based upon the estimated economic benefits received.

Employee Loans

The Company provides certain investment counselors with loans as part of the Company's recruiting and retention strategy for key revenue producing employees. These loans are generally forgiven over a two to nine year period based upon continued employment with the Company. If the employee leaves before the term of the loan expires, the balance becomes immediately due and payable. The Company evaluates the credit risk of Employee Loans and reports loans net of any allowance for bad debts. As of December 31, 2017, there was no bad debt allowance.

Changes in Accounting Principles and Effects of the New Accounting Pronouncements

During March 2016, the FASB issued new guidance related to stock compensation. The new guidance eliminated the concept of additional paid-in capital pools for equity-based awards. The Company elected to adopt this guidance during 2017. Additionally, the guidance allows entities to

make a one-time policy election to account for forfeitures when they occur, which the Company has elected to do. The cumulative effect adjustment to retained earnings was $55,634.

3. Securities Owned

The Company held $15,699,489 in a money market mutual fund at the Company's affiliated clearing broker at December 31, 2017.

4. Commissions and Fee Receivable

The Company executes an amount of its client transactions directly with various mutual fund and annuity companies. As agent, and pursuant to selling and distribution arrangements, the Company receives commission and fee income directly from the respective mutual fund or annuity companies, including affiliated entities. Refer to Note 7 for additional information. The Company evaluates the credit risk of mutual fund and annuity companies and reports receivables net of any allowance for bad debts. As of December 31, 2017, there was no bad debt allowance.

5. Furniture

Furniture consists of the following at December 31, 2017:

	Estimated Useful Life	
Furniture	10 Years	$ 27,706
Less: Accumulated depreciation		(25,066)
		$ 2,640

6. Goodwill and Customer Intangible

The Company has recorded goodwill and customer intangibles as part of the acquisitions by the Corporation as follows:

Goodwill, December 31, 2016	$5,108,400
Goodwill adjustment to the Company as part of the NP acquisition	(32,428)
Goodwill, December 31,2017	$5,075,972

Customer Intangibles, December 31, 2016	$6,139,936
Amortization expense	(930,781)
Customer Intangibles, December 31, 2017	$5,209,155

As discussed in Note 2, the adjustment above does not have a material impact to the financial statements.

The customer intangibles have a remaining estimated useful life of 9 years.

	Year Ended December 31,					
	2018	2019	2020	2021	2022	Thereafter
Estimated amortization expense of Customer intangibles	848,339	772,933	713,450	649,482	592,959	$1,631,992

7. Related Party Transactions

The Company enters into certain related party transactions with the Parent and other affiliated companies. These transactions, which arise in the normal course of business, are summarized below. Receivables from and payables to Parent and affiliates represent amounts due from and to the Parent and affiliate companies and are expected to be settled in the normal course of business. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Cash
The Company had $1,897,803 of cash on deposit with the Parent at December 31, 2017 that is non-interest bearing.

Cash Segregated Under Regulation
The Company had $48,019 of cash on deposit with the Parent at December 31, 2017 in a restricted cash account for the exclusive benefit of customers.

Receivable from Affiliated Clearing Broker
The Company entered into an agreement with an affiliated broker-dealer whereby the broker acts as the Company's clearing broker. The affiliated clearing broker executes the Company's client transactions, extends margin credit to the Company's clients secured by the clients' securities, clears transactions and acts as custodian. The Company uses the affiliated clearing broker's systems to support daily operations. Amounts receivable from the affiliated clearing broker of $2,098,938 primarily represent amounts due for commissions earned on client transactions, net of clearance and service contract costs of $448,911. These amounts arise through normal business operations and are current in nature.

The Company monitors margin levels on a daily basis for compliance with regulatory and internal guidelines. Outstanding margin balances held by the affiliated clearing broker related to the Company's clients totaled $7,184,490 at December 31, 2017. Refer to Note 10 for additional information.

Income Tax Receivable from Parent
The Company had $489,059 in Income tax receivable from the Parent at December 31, 2017.

Parent Services
The Parent allocates costs to the Company for services provided for certain management, operational, finance, information technology and other support services. The Company had $317,206 of intercompany payables to the Parent and its subsidiaries related to these support services at December 31, 2017, which is presented in Payable to Parent on the Statement of Financial Condition.

The Company's directors and some of its officers and employees also serve as officers and employees of the Parent and its affiliates.

8. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets, included on the Statement of Financial Condition, and deferred tax liabilities at December 31, 2017, are presented below:

Deferred tax assets	
Deferred Compensation	$ 266,729
Unearned Income	74,847
Expense Accruals	776,488
Other	36
Total deferred tax assets	1,118,100
Deferred tax liabilities	
Intangible Amortization	(1,326,022)
Other	(400)
Total deferred tax liabilities	(1,326,422)
Net deferred tax liability	$ (208,322)

The Company has no valuation allowance against deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

The Company did not have any unrecognized tax benefits and did not record or accrue any interest or penalties during 2017 related to unrecognized tax benefits. The Company is subject to U.S. income taxes as well as various state and local jurisdictions. The IRS has completed its Federal income tax examinations of BB&T through 2013. Various years remain subject to examination by state taxing authorities

9. Fair Value of Financial Instruments

Topic 820 established a framework for measuring fair value and defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. Topic 820 also established a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. The Company holds a money market mutual fund with a fair value of $15,699,489 at December 31, 2017 that is measured as a Level 1 asset.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market

data for substantially the full term of the assets or liabilities. The Company held no Level 2 assets at December 31, 2017.

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. The Company held no Level 3 assets during the year.

The estimated fair value of the Company's financial instruments, which primarily consist of cash, receivables, and current obligations, approximates carrying value because of the short term nature of these financial instruments.

10. Commitments and Contingencies

In the normal course of business, securities transactions of brokerage clients of the Company are introduced and cleared through an affiliated clearing broker on a fully disclosed basis. The affiliated clearing broker may re-hypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreement between the Company and the affiliated clearing broker, the affiliated clearing broker has the right to charge the Company for unsecured losses that result from a client's failure to complete such transactions. The Company has the right to pursue collection or performance from clients who do not perform under their contractual obligation. For the year ended December 31, 2017, there have been no such unsecured losses recognized by the Company. The Company is unable to reasonably forecast future losses that could occur as a result of a client's failure to complete a transaction.

Additionally, clients may carry margin balances with the affiliated clearing broker. Based on the terms of the indemnity agreement between the affiliated clearing broker and the Company, the Company would be held liable in the event of client default in this extension of credit. Margin balances are secured by securities in the client account and are maintained within maintenance requirements established by the affiliated clearing broker. To date, there have been no losses associated with this activity.

In the course of its business, the Company is subject to regulatory examinations, information gathering requests, inquiries and investigations. Management believes that there are no losses or expenses relating to regulatory matters that require accrual.

The nature of the Company's business results in a certain amount of litigation. The Company is involved in various legal proceedings, all of which are considered incidental to the normal conduct of business. Based on the information currently available, advice of counsel, available insurance coverage and established reserves, the Company's management believes that liabilities, if any, arising from these proceedings will not have a materially adverse effect on the financial condition, results of operations, or cash flows of the Company. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company's financial condition, results of operations or cash flows.

The Company's activities may expose them to off-balance sheet credit and market risk in the event the client or other broker is unable to fulfill its contractual obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the credit quality of the client or issuer of the instrument held as collateral. There were no losses associated with this activity in 2017.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the aggregate indebtedness method of computing net capital permitted by the rule, which requires that the Company maintain minimum net capital at a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as defined. Business restrictions may be imposed if net capital falls below the minimum requirement. Net capital changes on a daily basis. At December 31, 2017, the Company's net capital under the rule was $14,670,554 which was $14,366,470 in excess of the minimum required net capital of $304,084.

12. Subsequent Events

On January 1, 2018, the Parent distributed the stock of the Company to the Corporation. On the same date, the Corporation merged the Company into BBTS with BBTS as the surviving company constituting a transaction of entities under common control, where the Company becomes an operating division of BBTS.